FAB INDUSTRIES, INC.

2001 ANNUAL REPORT ON FORM 10-K

ARIS
P.E.
12-1-01

MAY 6

02033787

Fab

Fab Industries, Inc.
At A Glance

Fab Industries, Inc. is a major manufacturer of knitted textile fabrics, laces and related finished home products, as well as laminated fabrics.

The Company merchandises its products to the apparel, home furnishings, industrial, retail and other specialty markets.

Fab engages in a continuing program of research and product development to create new fabrics and styles to meet the ever-changing demands of the market.

Fab and its subsidiaries presently employ approximately 650 people and operate five manufacturing plants at three locations in North Carolina and New York. The Company also maintains executive offices and showroom facilities on Madison Avenue in New York City.

Fab subsidiaries and divisions are listed in the Corporate Directory on the inside back cover of this report. Selected Consolidated Financial Data are indicated on page 6.

To Our Stockholders:

We entered 2001 with cautious optimism that business would improve, but it became increasingly evident that the continued weakness in the domestic textile industry was going to continue unabated for the remainder of the year. A strong US dollar against weak Asian currencies allowed the surge of imported apparel and fabric into the United States to continue. These conditions were further aggravated as the country slipped into recession resulting in a drop in retail apparel sales, which further depressed sales volumes. The recapture and return of Asian production into the NAFTA and CBI regions did not materialize as anticipated. The reluctance of the United States Government to offer aid and assistance to our once dominant industry or at least impose a level playing field by strenuously enforcing existing trade laws continues to act as a signal that the domestic textile industry will not be protected from these attacks.

In response to these conditions your management, in an on-going effort to restore manufacturing operations to acceptable levels of operational profitability, eliminated unabsorbed over-capacities by permanently closing three manufacturing plants. During the first week of July 2001, the Travis Knits operation in Cherryville, North Carolina and Adirondack Knitting Mills in Amsterdam, New York were closed. The knitting, dyeing, and finishing activities of these two operations were consolidated into our Mohican Mills facility located in Lincolnton, North Carolina. Our Maiden, North Carolina facility was closed on November 16, 2001 with the knitting and warping operations also transferred to the Mohican Mills facility. Our cost reduction efforts will continue during the current fiscal year.

Due to the existing market conditions ours sales volume was approximately $80 million compared to approximately $118 million in 2001. The company incurred a net loss of approximately $8.6 million including asset impairment and restructuring charges of $9.6 million, net of income tax benefit for fiscal year ended December 1, 2001. Stockholders equity was $120.5 million, or $23.14 book value per share.

Faced with these conditions, your management solicited professional advice as to how to best achieve maximum shareholder value. The selected strategy is to make periodic cash distributions in a tax advantageous manner, and to sell the core textile business at a future date, the proceeds of which would also be distributed in a tax advantageous manner. Your management believes that a smaller, niche-market oriented company can profitably compete within these new market realities. It is our opinion that there will be a need for domestic textile production, which is in close proximity to our domestic retail markets and geographically closer to cut and sew production centers located in Mexico and throughout the Caribbean basin.

Your management feels that it is in the best interests of the shareholders and employees to operate our core textile business and return it to acceptable levels of profitability which, upon a sale, would yield the best return to our investors and employees. After analyzing the various possible alternatives, your Board of Directors determined that the most expeditious method by which these goals could be achieved was through a plan of liquidation and dissolution. I urge you to approve the proposed plan.

I would like to express my heartfelt thanks and gratitude to the employees of Fab Industries for their continuing loyalty and dedication throughout these difficult times. As you all know, I am an optimist at heart so it is my sincerest wish that when we look back upon 2002 it would be viewed not as an end, but as a new beginning.

Sincerely,

Samson Bitensky
Chairman and Chief Executive Officer

May 3, 2002

This Page Intentionally Left Blank

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 1, 2001 Commission file number 1-5901

FAB INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-2581181 (I.R.S. Employer Identification No.)
200 Madison Avenue, New York, NY (Address of principal executive offices)	10016 (Zip Code)

Registrant's telephone number, including area code: 212-592-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.20 par value	American Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: Share Purchase Rights

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

The aggregate market value at February 12, 2002 of shares of the registrant's Common Stock, $.20 par value (based upon the closing price per share of such stock on the Composite Tape for issues listed on the American Stock Exchange), held by non-affiliates of the registrant was approximately $63,000,000. Solely for the purposes of this calculation, shares held by directors and executive officers of the registrant and members of their respective immediate families sharing the same household have been excluded. Such exclusion should not be deemed a determination or an admission by the registrant that such individuals are, in fact, affiliates of the registrant.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: At February 12, 2002, there were outstanding 5,210,377 shares of Common Stock, $.20 par value.

Documents Incorporated by Reference: Certain portions of the registrant's definitive proxy statement to be filed not later than April 1, 2002 pursuant to Regulation 14A are incorporated by reference in Items 10 through 13 of Part III of this Annual Report on Form 10-K.

FAB INDUSTRIES, INC.

INDEX TO FORM 10-K

PART I

Item 1. Business

Fab Industries, Inc. was incorporated on April 21, 1966, under the laws of the State of Delaware and is a successor by merger to previously existing businesses. References in this Annual Report to "Fab" or "us" or "our" or "the Company" mean Fab Industries, Inc. and its subsidiaries on a consolidated basis, unless the context otherwise requires.

We have been a leader in the domestic textile industry since we were founded. We are a major manufacturer of warp and circular knit fabrics, raschel laces, and laminated fabrics. We also produce comforters, sheets, blankets and other bedding products.

Recently, our Board of Directors has determined that it is in the best interests of our stockholders to sell our textile business as a going concern. In order to maximize stockholder value, the Board of Directors adopted resolutions dated March 1, 2002 which authorized, subject to stockholder approval, the sale of our business pursuant to a Plan of Liquidation and Dissolution (the "Plan"). The Plan provides that if the requisite stockholder approval is received, our officers and directors will continue to operate our textile business in its current fashion, pursue a sale of the business as a going concern and, if our Board of Directors deems it advisable, engage financial advisors to assist with the sale of the business. The Board of Directors will present the Plan for approval by stockholders at our annual meeting, which we expect will occur in April 2002. If the Plan is not approved by our stockholders, we will continue to operate the Company in the ordinary course while our Board of Directors explores the alternatives then available for the future of our Company.

We currently operate in three segments: Apparel Fabrics, Home Fashions and Accessories, and Others.

Apparel Fabrics

Our textile fabrics are sold to a wide variety of manufacturers of ready-to-wear and intimate apparel for men, women and children, including dresses and sportswear, children's sleepwear, activewear and swimwear, and recreational apparel. Fabrics are sold primarily in piece dyed form, as well as "PFP" (Prepared For Printing), and heat transfer printed configurations.

Our raschel lace products are sold to manufacturers of intimate apparel through our Raval Designers and Wiener Lace divisions. The Raval Lace division also produces raschel laces for sale to manufacturers and jobbers of sportswear, dress, blouse and other related outerwear industries.

Our subsidiary, SMS Textiles, Inc., specializes in wide raschel elastic fabrics for sale to manufacturers of intimate apparel, swimwear, athleticwear and sportswear.

Our Lida Stretch Fabrics Division specializes in circular knit products utilizing spandex to create stretch fabrics. A wide variety of constructions and fibers are combined with spandex fiber to create a diversified product line. These fabrics are sold as piece dyes and yarn dyes to the ready-to-wear, aerobic wear, swimwear, and intimate apparel markets.

We also offer a comprehensive line of heat transfer prints for sleepwear, robewear, outerwear, and activewear applications in both traditional and contemporary patterns.

Home Fashions and Accessories

While sales are primarily to manufacturers of home furnishings, we also use our own textile fabrics internally to produce flannel and satin sheets, blanket products, comforters and other bedding products which we sell to specialty stores, catalogue and mail order companies, airlines and cruise lines, and health care institutions.

Other

Our subsidiary, Gem Urethane Corporation, produces a line of ultrasonically, hot melt adhesive, flame and adhesive bonded products for apparel, environmental, health care, industrial, and consumer markets. In addition, Gem Urethane does toll laminating and converting for these markets as well as a fire resistant fabric, Sandel®, through its subsidiary Sandel International, to the seating, transportation and military markets.

Our textiles are sold to manufacturers servicing the residential and contract markets. We also sell fabrics to vendors in the over the counter markets.

General

We engage in research and product development activities to create new fabrics and styles to meet the continually changing demands of our customers. Direct expenditures in this area aggregated $3,478,000 in fiscal 1999, $3,206,000 in fiscal 2000, and $1,999,000 in fiscal 2001. Through these efforts, we have developed a full line of proprietary knitted fabrics for sale to manufacturers of men's, women's, and children's apparel in both domestic and foreign markets. Similarly, we have also developed a full line of flannel and satin sheets and blankets, including specialty blankets for the airline and cruise lines, and health care institutions.

While we use various trademarks and trade names in the promotion and sale of our products, we do not believe that the loss or expiration of any such trademark or trade name would have a material adverse effect on our operations.

We market our products primarily through our full-time sales personnel, as well as independent representatives located throughout the United States and abroad.

We do not believe our backlog of firm orders is a material indicator of future business trends, because goods subject to such orders are shipped within two to ten weeks, depending on the availability of yarn and other raw materials. On average, orders are filled within six weeks.

During fiscal 2001, no single customer or group of affiliated customers accounted for more than 10% of the year's net sales. Our export sales are not material.

Supplies of Raw Materials

We have not experienced difficulties in obtaining sufficient yarns, chemicals, dyes and other raw materials and supplies to maintain full production. We do not depend upon any single source of supply, and alternative sources are available for most of the raw materials used in our business.

Inventories

We maintain adequate inventories of yarns and other raw materials to insure an uninterrupted production flow. Greige and finished goods are maintained as inventory to meet varying customer demand and delivery requirements. We must maintain adequate working capital, because credit terms available to customers normally exceed credit terms extended to us by suppliers of raw materials.

Competition

We are engaged in a highly competitive global business which is based largely upon product quality, service and price, and general consumer demand for the finished goods utilizing our products. We believe that we are one of the major manufacturers of warp and circular knit, raschel lace, and ultrasonic and hot melt laminated products in the United States. However, there are a great number of other domestic and foreign manufacturers producing products that compete with our products. The proportion of imported textile goods sold in the United States has increased substantially in the past few years, adversely impacting domestically manufactured textile products and the number of domestic manufacturers of such products. Although we continue to maintain a strong financial position, our sales have declined from approximately $161,000,000 in 1997 to approximately $80,000,000 in 2001, largely as a result of increased foreign competition.

Segment Information

See Note 14 of the Notes to Consolidated Financial Statements.

Employees

We employ approximately 650 people, of whom approximately 600 are employed by our subsidiaries. The employees are not represented by unions. We consider relations with our employees to be satisfactory. The number of our employees has declined from approximately 1,100, 1,300 and 1,600 at the end of 2000, 1999 and 1998, respectively.

Item 2. Properties.

We conduct our manufacturing operations in owned facilities located in Lincolnton and Salisbury, North Carolina, and in a leased facility located in Amsterdam, New York. Our facilities are operated in general on a five day-a-week basis.

We conduct our knitting, dyeing-finishing and printing operations at the Lincolnton facility. These operations include warp and raschel knitting, circular single and double knitting, various types of dyeing, framing, lace separating, sueding, shearing, napping, calendaring, and heat-transfer printing. The Lincolnton facility also processes and serves as a warehouse for greige goods.

The Salisbury facility is the site of our consumer and institutional products manufacturing, retail and over- the-counter operations. We use approximately 106,000 square feet in Amsterdam for the production of a line of a variety of flame retarding, adhesive, and ultrasonically bonded items.

In an on-going effort to restore operations to acceptable levels of profitability by eliminating over-capacities, during the first week of July 2001 we closed two of our manufacturing plants, Travis Knits in Cherryville, North Carolina and Adirondack Knitting in Amsterdam, New York. In addition, on November 16, 2001, we closed our manufacturing plant in Maiden, North Carolina. The manufacturing operations of each of these facilities were consolidated into Fab's Mohican Mills facility located in Lincolnton, North Carolina.

In July 2000, we surrendered to our landlord approximately half of the floor space of our executive offices and showroom facilities in our New York City headquarters. As a result of this decision, we realized a substantial annual savings.

The following table sets forth the location of each of our manufacturing facilities, our current principal use, if any, approximate floor space and, where leased, the lease expiration date. There are no mortgages or other encumbrances on any of our facilities.

Location	Principal Use	Approximate Floor Space	Lease Expiration Date
Lincolnton, North Carolina	Dyeing and finishing, Raschel and tricot Knitting, circular single and double knitting, tricot and raschel warping, printing and warehousing.	630,550 sq.ft.	(1)

Lincolnton, North Carolina	Warehouse	55,000 sq. ft.	(1)
Maiden, North Carolina	(4)	224,013 sq.ft.	(1)
Salisbury, North Carolina	Manufacturing finished consumer and institutional products and retail and over-the- counter fabrics	125,000 sq.ft.	(1)
Amsterdam, New York	Laminated fabrics, fire fighting material manufacturing operations and bonding and laminating	106,000 sq.ft.	(2)
Amsterdam, New York	(4)	367,000 sq.ft.	12/31/06 (3)
Cherryville, North Carolina	(4)	197,000 sq. ft.	(1)
New York, New York	Executive offices and showroom facilities	15,949 sq. ft	7/31/05

---

(1) Owned by us.
(2) The lease currently runs from month to month.
(3) Capitalized building lease - See Note 5 of the Notes to Consolidated Financial Statements.
(4) Manufacturing operations closed during 2001 - consolidated into Fab's Mohican Mills facility located in Lincolnton, North Carolina.

All of our facilities are constructed of brick, steel or concrete, and we consider all facilities to be adequate and in good operating condition and repair.

Item 3. Legal Proceedings.

During the fall of 1999, San Francisco Network ("SFN") commenced an action in the Superior Court of California, Marin County, against us and our Salisbury Manufacturing Corporation ("Salisbury") subsidiary. The action relates to an agreement between SFN and Salisbury (whose performance we guaranteed), pursuant to which Salisbury was licensed to use the Karen Neuburger trademark for branded bedding products. The complaint alleges that Salisbury failed to perform its obligations under the agreement, and asserts claims for an unspecified amount of damages for breach of written contract, breach of the implied covenant of good faith and fair dealing, intentional misrepresentation, and negligent misrepresentation, as well as a claim against us on the guarantee. We removed this action to the United States District Court for the Northern District of California. Salisbury filed an answer and counterclaim on March 16, 2000 and an amended answer and counterclaim on August 28, 2000. Salisbury asserts claims against SFN for breach of contract, negligent and intentional misrepresentation, breach of the implied covenant of good faith and fair dealing, unfair business practices, and violations of the California Franchise Investment Act, the California Franchise Relations Act, and New York Franchises Law. Currently, we are engaged in the final stages of the discovery stage of this action. We intend to vigorously defend this action and prosecute our affirmative claims. Trial of this matter is currently set for March 18, 2002.

Item 4. Submission of Matters to a Vote of Security-Holders.

Not Applicable

PART II

Item 5. Market for Common Equity and Related Stockholder Matters.

Fab's Common Stock is traded on the American Stock Exchange, Inc. (ticker symbol - FIT). The table below sets forth the high and low sales prices of the Common Stock during the past two fiscal years.

Fiscal 2001	High	Low
First Quarter	$14.875	$11.300
Second Quarter	$15.000	$11.500
Third Quarter	$14.500	$13.750
Fourth Quarter	$16.250	$12.550
Fiscal 2000		
First Quarter	$12.750	$ 9.875
Second Quarter	$12.125	$10.000
Third Quarter	$11.000	$ 9.875
Fourth Quarter	$13.000	$10.250

At February 6, 2002, there were approximately 480 holders of record of Common Stock. For fiscal 2000, a quarterly dividend of $.175 per share was declared on February 24, 2000 and quarterly dividends of $.10 per share were declared on May 4, 2000, August 24, 2000 and November 20, 2000. For fiscal 2001, quarterly dividends of $.10 per share were declared on February 22, 2001, May 3, 2001, August 15, 2001 and November 27, 2001. The payment of further cash dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the status of the sale of our business, our earnings, our capital requirements and our financial condition.

Item 6. Selected Consolidated Financial Data.

(in thousands, except for share and per share data)

	As at or for the fiscal year ended				
	December 1, 2001	December 2, 2000 (1)	November 27, 1999	November 28, 1998	November 29, 1997
Net Sales	$80,036	$118,185	$128,889	$151,436	$160,935
Income (loss) before taxes on income (3)	(15,488)	4,178	(338)	8,017	13,529
Net income (loss) (3)	(8,623)	3,033	517	6,017	9,394
Earnings (loss) per share:					
Basic	(1.64)	.57	.10	1.07	1.65
Diluted	(1.64)	.57	.10	1.06	1.63
Total assets	131,528	151,412	152,178	160,403	163,524
Long-term debt	311	362	409	486	556
Stockholders' equity	120,503	130,855	130,788	137,527	137,892
Book value per share (2)	23.14	24.78	24.20	24.63	24.26
Cash dividends per share	.40	.475	.70	.70	.70
Weighted average number of shares outstanding:					
Basic	5,258,353	5,336,958	5,414,687	5,627,788	5,705,624
Diluted	5,258,353	5,336,958	5,419,130	5,665,194	5,752,895

(1) Fifty-three week period.

(2) Computed by dividing stockholders' equity by the number of shares outstanding at year-end.

(3) Fiscal year ended December 1, 2001 amounts include asset impairment and restructuring charges of $14,530,000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Fiscal 2001 Compared to Fiscal 2000

As discussed in Item 1. Business, our Board of Directors has determined to sell our textile business as a going concern. In order to maximize stockholder value, the Board of Directors adopted resolutions dated March 1, 2002 which authorized, subject to stockholder approval, the sale of our business pursuant to a Plan of Liquidation and Dissolution.

Net sales for fiscal 2001 were $80,036,000 as compared to $118,185,000 in fiscal 2000, a decrease of 32.3% (fiscal 2000 had 53 weeks). Such decreases were caused substantially by lower volume as continued weakness in the economy, market conditions and unfair foreign competition have adversely affected the domestic textile industry.

Apparel external sales for fiscal 2001 were $60.9 million, a decrease of $33 million or 35%, as compared to $93.9 million for fiscal 2000.

Home Fashions and Accessories external sales for fiscal 2001 were $10.4 million, a decrease of $3.9 million or 27%, as compared to $14.3 million for fiscal 2000.

Other external sales for fiscal 2001 were $8.8 million, a decrease of $1.2 million or 12%, as compared to $10 million for fiscal 2000.

The decreases across our segments were due to the current economic downturn, continued weakness in the domestic textile industry and foreign competition.

Gross margins as a percentage of sales declined from 9.7% to 1.9%. Lower sales volume and the consolidation of three of our manufacturing facilities reduced operating rates at production facilities. Due to lower average FIFO cost levels, LIFO inventory reserves decreased by $1,518,000 in fiscal 2001, compared to an increase in LIFO inventory reserve of $228,000 due to higher FIFO unit material costs in fiscal 2000. With the Company's decrease in costs relating to employee terminations, and the future decrease in depreciation expenses and other related costs, management is hopeful that gross margins will show an improvement over last year's performance tempered, however, by the continuing deterioration in domestic textile manufacturing due to foreign imports and currency valuation issues.

The Company, in an on-going effort to restore operations to acceptable levels of profitability by eliminating over-capacities, during the first week of July 2001, closed two of its manufacturing plants, Travis Knits in Cherryville, North Carolina and Adirondack Knitting in Amsterdam, New York. The knitting, dyeing and finishing activities of these two operations were consolidated into Fab's Mohican Mills facility in Lincolnton, North Carolina. The Company also completed the closure of its Maiden, North Carolina facility as of November 16, 2001 and also transferred its knitting and warping operations to the Mohican Mills facility.

As a result of the consolidation of the manufacturing facilities and the announcement to pursue a sale of the business as part of a plan of liquidation, the results for fiscal year ended December 1, 2001 include asset impairment and restructuring charges of $14,530,000, including $13,230,000 for the writedown of fixed assets to fair value less costs of disposal. Such fixed assets are comprised of machinery and equipment from the knitting, dyeing, and finishing activities of the business, and also include the building facilities in North Carolina. Management believes that the assets held for disposal will be sold within six to twelve months; however, the sale of used textile machinery is subject to worldwide economic conditions which can affect the sale of such machinery. Additionally, for the fiscal year ended December 1, 2001, the Company expended approximately $1,300,000 to remove and transfer machinery and equipment to the Company's Mohican Mills facility which was included in the asset impairment and restructuring charges. The Company expects to incur expenditures to maintain the facilities to be disposed of until such sales occur. The above charges for the asset impairment and restructuring charges apply mainly to the apparel segment with a small portion to the other segment.

Selling, general and administrative expenses decreased by $2,717,000, or 21.8% as compared to fiscal year 2000. Reduced expenses related primarily to the reduced number of employees and a reduction of half of the floor space of the Company's executive offices and showroom facilities in the New York City headquarters. In addition, expenses decreased as a result of the continued effectiveness of expense and cost containment programs.

Apparel operating loss for fiscal 2001 was $22.3 million, a decrease of $20.2 million or 957%, as compared to $2.1 million for fiscal 2000. Lower sales volume and the consolidation of three of our manufacturing facilities reduced operating rates at production facilities. In addition, the financial results include a charge for impairment of fixed assets and restructuring charges of approximately $13.8 million. Lower selling margins also contributed to the increase in operating loss, notwithstanding a reduction in selling, general and administrative expenses.

Home Fashions and Accessories operating income for fiscal 2001 was $674,000, a decrease of $443,000 or 40%, as compared to $1.1 million for fiscal 2000. These decreases were due primarily to lower sales volume and a lower gross margin decreased operating gains.

Other operating loss for fiscal 2001 was $1.1 million, a decrease of $1.0 million or 2,689%, as compared to $39,000 for fiscal 2000. These decreases were due primarily to lower sales volume and a charge of approximately $750,000 for impairment of fixed assets and a restructuring charge.

Interest and dividend income increased by $289,000, or 7.2% as compared to fiscal year 2000, because of higher invested balances. We realized gains from the sale of investment securities of $3,025,000 in fiscal 2001 as compared to $1,300,000 in fiscal 2000.

We realized a tax benefit for fiscal 2001 which had an effective tax rate of (44.3%), as compared to an effective income tax rate of 27.4% in fiscal 2000. Fiscal 2001's tax benefit includes approximately $1.5 million of certain tax reserves recorded in prior years, which were reversed in the fourth quarter of fiscal 2001 due to changes in estimates for tax contingency items.

As a result of these factors, the Company had a net loss of $8,623,000 including the asset impairment and restructuring charges of $9,590,000 net of income tax benefit in fiscal 2001, compared to net income of $3,033,000 in fiscal 2000. For fiscal 2001, basic and diluted losses per share were $1.64, including asset impairment and restructuring charges of $1.82 per share, compared to basic and diluted earnings per share of $0.57 in fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

Net sales for fiscal 2000 were $118,185,000 as compared to $128,889,000 in fiscal 1999, a decrease of 8.3% (Fiscal 2000 had 53 weeks). Since 1998, a flood of low cost imports from Asia continued to take a sustained toll on the U.S. manufacturing sector and negatively impacted segment decline in sales and production. The Company evaluated steps to reduce costs including plant consolidation in light of market conditions.

Gross margins as a percentage of sales increased to 9.7% from 7.8%. Margins were aided by increased efficiencies and extensive cost control programs. Higher FIFO unit material costs resulted in an increase in LIFO inventory reserves of $228,000 as compared to a decrease in the comparable period in 1999 of $1,595,000, arising principally from lower average FIFO cost levels.

The apparel and home fashion segments have taken measures to reduce operating costs, including a reduction in the number of employees, which have had a positive effect and have reduced fixed overhead. This was partially offset by rising raw material costs.

Selling, general and administrative expenses decreased by $2,926,000, or 19.0% in fiscal 2000 as compared to fiscal 1999. Reduced expenses related primarily to the reduced number of employees on the payroll. In addition, expenses decreased as a result of the continued effectiveness of expense and cost containment programs.

Interest and dividend income increased by $1,049,000, or 35.5% in fiscal 2000 as compared to fiscal 1999 as a result of both higher average invested balances and higher average rates. As a result of a change in our investment policy, in order to maximize total return, a major portion of our portfolio was transferred from tax-free municipals to high quality, investment grade, taxable bonds. We realized gains from the sale of investment securities of $1,300,000 in fiscal 2000 as compared to $2,087,000 in fiscal 1999.

The effective income tax rate for fiscal 2000 was 27.4% as against a tax benefit in the comparative period in 1999. In fiscal 2000, the provision for income taxes differed from the statutory federal income tax rate of 34% due to tax free investment income and state and local income taxes.

As a result of these factors, net income increased to $3,033,000 in fiscal 2000 from $517,000 in fiscal 1999 and loss from operations decreased to $1,036,000 in fiscal 2000 from $5,275,000 in fiscal

1999. For fiscal 2000 and fiscal 1999, basic and diluted earnings per share were $0.57 and $0.10, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities in fiscal 2001 amounted to $10,074,000, as compared to $16,162,000 in fiscal 2000. Of this decrease, $11,656,000 relates to comparative changes in net income, $6,890,000 to deferred taxes, $1,255,000 to depreciation, $2,563,000 to accounts payable and other current liabilities, $450,000 to provision for doubtful accounts, $1,725,000 to net gain on investment securities, and $155,000 to gain on disposition of assets. These decreases were offset by increases of $2,511,000 in accounts receivable, $2,499,000 in inventories, $355,000 to current and other assets and $13,241,000 in non-cash asset impairment and restructuring charges.

For the fiscal year ended December 1, 2001, net acquisitions of investment securities were $15,681,000 as compared to net acquisitions of $3,023,000 for the fiscal year ended December 2, 2000. In the fiscal year ended December 1, 2001, approximately $12,000,000 of the net acquisitions of investment securities was in cash and cash equivalents. The Company has invested these funds in high quality investment grade, taxable bonds. Our investment securities, all classified as available-for-sale, had a fair market value of $82,021,000 and $62,264,000 at fiscal year-end 2001 and 2000, respectively. See Note 2 of the Notes to Consolidated Financial Statements for further details about the investment portfolio.

Capital expenditures for fiscal 2001 were $703,000 as compared to $1,403,000 in fiscal 2000. During fiscal 2001, we repurchased 73,116 shares of our common stock at a cost of $1,050,000 (an average price of $14.36).

Stockholders' equity was $120,503,000, or $23.14 book value per share at the end of fiscal 2001, as compared to $130,855,000, or $24.78 book value per share, at the previous fiscal year end.

Management believes that our current financial position is adequate to satisfy working capital requirements and to internally fund any future expenditures to maintain our manufacturing facilities for the next twelve months.

Inflation

Management does not believe that the effects of inflation have had a significant impact on our consolidated financial statements.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. In particular, any statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission, or in our communications and discussions with investors and analysts in the normal course of business including, but not limited to, meetings, phone calls and conference calls, regarding the sale of our assets pursuant to a plan of liquidation and dissolution, as well as expectations with respect to future sales and operating efficiencies prior to a sale of the company, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control and which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward-looking statements include, among other things: our stockholders' decision at our upcoming annual meeting on whether to approve of a plan of liquidation and dissolution for the company; if the plan is approved, our ability to find qualified buyers for our assets; overall economic and business conditions; our continuing ability to support the demand for our goods and services; competitive factors in the industries in which we compete; changes in government regulation; changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations); interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations; material contingencies provided for in a sale of our assets; de-listing of our common stock from the American Stock Exchange; our ability to retain key employees through any wind down period; and any litigation arising as a result of our plan to wind down our operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

See "Summary of Accounting Policies – Risks And Uncertainties" and "–Investments" in the Consolidated Financial Statements attached hereto. See also Note 2 of the Notes to Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data.

See the Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Consolidated Financial Statements Schedules attached hereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

By letter dated September 11, 2001, Ernst & Young, LLP ("Ernst & Young") resigned as our independent accountant. Ernst & Young's resignation became effective on September 25, 2001, the date that we engaged BDO Seidman, LLP as our new independent public accountants. The Audit Committee made no recommendation or approval with respect to the resignation of Ernst & Young. There were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure in connection with the audits of our two most recent fiscal years or any subsequent interim period through September 25, 2001, which disagreements if not resolved to the satisfaction of the former accountants would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the financial statements for such years. None of the principal accountants' reports on the financial statements for the two years preceding such resignation contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and the subsequent interim periods through September 25, 2001, the Company was not advised of any of the matters referred to in Item 304 (a)(1)(v) of Regulation S-K.

PART III

Item 10. Directors and Executive Officers.

Executive Officers

The following table sets forth certain information concerning our executive officers as of February 12, 2002.

Name	Age	Positions and Offices
Samson Bitensky	82	Chairman of the Board of Directors and Chief Executive Officer
Steven Myers............................	53	President, Chief Operating Officer
David A. Miller	64	Vice President-Finance, Treasurer, and Chief Financial Officer
Jerry Deese	50	Vice President-Controller of Plant Operations
Sam Hiatt	54	Vice President-Sales
Mark J. Goldberg.......................	53	Vice President
Bruce Chroback.........................	40	Assistant Treasurer and Controller

Each of our executive officers serves at the pleasure of the Board of Directors and until his or her successor is duly elected and qualified.

Samson Bitensky was one of Fab's founders in 1966 and has served as Chairman of the Board of Directors and Chief Executive Officer of Fab since such time. Mr. Bitensky also served as President of Fab from 1970 until May 1, 1997.

Steven Myers, an attorney, has been employed by Fab in various senior administrative and managerial capacities since 1979. He served as Vice President - Sales for more than five years prior to May 1988 and as Vice President from May 1988 to May 1, 1997 and Co-President, Chief Operating Officer from May 1, 1997 to November 27, 2001. On November 27, 2001, he became President, Chief Operating Officer upon the retirement of our former Co-President, Stanley August. Mr. Myers is the son-in-law of Mr. Bitensky.

David A. Miller has been employed by Fab since 1966 and has served as Controller from 1973 until December 7, 1995, as Vice President - Finance and Treasurer since December 7, 1995, and as Chief Financial Officer since May 1, 1997.

Jerry Deese has been employed by Fab in various senior administrative and managerial capacities since 1978. Mr. Deese served as Divisional Controller from 1994 until 1998 and has served as Vice President-Controller of Plant Operations since May 12, 1998.

Sam Hiatt has been employed by Fab since 1978 and previously had various management responsibilities in the warp knit area. He has served as Vice President-Sales since May 12, 1998.

Mark J. Goldberg has been employed by Fab in various financing and operational capacities since 1983. He was the Director of Corporate Planning from 1999 until 2001 and he has served as Vice President since May 3, 2001.

Bruce Chroback, a C.P.A., has been employed by Fab since 1996 and has held various senior financial positions with the Company. He has served as Assistant Treasurer and Controller since May 3, 2001.

Other information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than April 1, 2002 pursuant to Regulation 14A of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended ("Regulation 14A").

Item 11. Executive Compensation.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than April 1, 2002 pursuant to Regulation 14A.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than April 1, 2002 pursuant to Regulation 14A.

Item 13. Certain Relationships and Related Transactions.

The information required by this item is incorporated by reference from our definitive proxy statement to be filed not later than April 1, 2002 pursuant to Regulation 14A.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)(1) Financial Statements: See the Index to Consolidated Financial Statements at page F-2.

(2) Financial Statement Schedules: See the Index to Consolidated Financial Statements Schedules at page S-2.

(3) Exhibit List

Exhibit		Description of Exhibit
3.1	-	Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 27, 1993 (the "1993 10-K").
3.2	-	Amended and Restated By-laws, incorporated by reference to Exhibit 3.2 to the 1993 10-K.
3.3	-	Certificate of Amendment of Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 3, 1994 (the "1994 10-K").
3.4	-	Amendments to the Amended and Restated By-laws, incorporated by reference to Exhibit 3.4 of the Company's Annual Report on Form 10-K for the fiscal year ended November 29, 1997.
3.5	-	Amendment to the Amended and Restated By-laws, incorporated by reference to Exhibit 3.5 of the Company's Annual Report on Form 10-K for the fiscal year ended November 27, 1999.
4.1	-	Specimen of Common Stock Certificate, incorporated by reference to Exhibit 4-A to Registration Statement No. 2-30163, filed on November 4, 1968.
4.2	-	Rights Agreement dated as of June 6, 1990 between the Company and Manufacturers Hanover Trust Company, as Rights Agent, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the Summary of Rights to purchase Common Stock, incorporated by reference to Exhibit 4.2 to the 1993 10-K.
4.3	-	Amendment to the Rights Agreement between the Company and Manufacturers Hanover Trust Company dated as of May 24, 1991, incorporated by reference to Exhibit 4.3 to the 1993 10-K.
10.1	-	1987 Stock Option Plan of the Company, incorporated by reference to Exhibit 10.1 to the 1993 10-K.
10.2	-	Employment Agreement dated as of March 1, 1993, between the Company and Samson Bitensky, incorporated by reference to Exhibit 10.2 to the 1993 10 -K.
10.3	-	Fab Industries, Inc. Hourly Employees Retirement Plan (the "Retirement Plan"), incorporated by reference to Exhibit 10.3 to the 1993 10-K.

10.4 - Amendment to the Retirement Plan effective December 11, 1978, incorporated by reference to Exhibit 10.4 to the 1993 10-K.

10.5 - Amendment to the Retirement Plan effective December 1, 1981, incorporated by reference to Exhibit 10.5 to the 1993 10-K.

10.6 - Amendment to the Retirement Plan dated November 21, 1983, incorporated by reference to Exhibit 10.6 to the 1993 10-K.

10.7 - Amendment to the Retirement Plan dated August 29, 1986, incorporated by reference to Exhibit 10.7 to the 1993 10-K.

10.8 - Amendment to the Retirement Plan effective as of December 1, 1989, incorporated by reference to Exhibit 10.8 to the 1993 10-K.

10.9 - Amendment to the Retirement Plan dated September 21, 1995, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 2, 1995 (the "1995 10-K").

10.10 - Fab Lace, Inc. Employees Profit Sharing Plan (the "Profit Sharing Plan"), incorporated by reference to Exhibit 10.9 to the 1993 10-K.

10.11 - Amendment to the Profit Sharing Plan effective December 1, 1978, incorporated by reference to Exhibit 10.10 to the 1993 10-K.

10.12 - Amendment dated December 1, 1985 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.11 to the 1993 10-K.

10.13 - Amendment dated February 5, 1987 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.12 to the 1993 10-K.

10.14 - Amendment dated December 24, 1987 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.13 to the 1993 10-K.

10.15 - Amendment dated June 30, 1989 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.14 to the 1993 10-K.

10.16 - Amendment dated February 1, 1991 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.15 to the 1993 10-K.

10.17 - Amendment dated September 1, 1995 to the Profit Sharing Plan, incorporated by reference to Exhibit 10.17 to the 1995 10-K.

10.18 - Lease dated as of December 8, 1988 between Glockhurst Corporation, N.V. and the Company, incorporated by reference to Exhibit 10.16 to the 1993 10-K.

10.19 - Lease Modification Agreement dated April 2, 1991 between Glockhurst Corporation, N.V. and the Company, incorporated by reference to Exhibit 10.17 to the 1993 10-K.

10.20 - Second Lease Modification Agreement dated May 23, 1996 between 200 Madison Associates, L.P. and the Company, incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

*10.21 - Third Lease Modification Agreement dated April 24, 2000 between 200 Madison Associates, L.P. and the Company.

10.22	-	Lease dated as of March 1, 1979 between City of Amsterdam Industrial Development Agency and Gem Urethane Corp., incorporated by reference to Exhibit 10.18 to the 1993 10-K.
10.23	-	Lease dated as of January 1, 1977 between City of Amsterdam Industrial Development Agency and Lamatronics Industries, Inc., incorporated by reference to Exhibit 10.19 to the 1993 10-K.
10.24	-	Form of indemnification agreement between the Company and its officers and directors, incorporated by reference to Exhibit 10.20 to the 1993 10-K.
10.25	-	Fab Industries, Inc. Employee Stock Ownership Plan effective as of Nov. 25, 1991, incorporated by reference to Exhibit 10.24 to the 1993 10-K.
10.26	-	Amendment dated September 21, 1995 to the Employee Stock Ownership Plan, incorporated by reference to Exhibit 10.27 to the 1995 10-K.
10.27	-	Fab Industries, Inc. Non-Qualified Executive Retirement Plan dated as of November 30, 1990, incorporated by reference to Exhibit 10.25 to the 1993 10-K.
10.28	-	Fab Industries, Inc. 1997 Stock Incentive Plan, incorporated by reference to Exhibit A to the Proxy Statement dated May 6, 1999, File No. 1-5901.
10.29	-	Fab Industries, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit B to the Proxy Statement dated April 2, 2001, File No. 1-5901.
21	-	Subsidiaries of the Company, incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended December 2, 2000.
*23.1	-	Consent of Ernst & Young, LLP.
*23.2	-	Consent of BDO Seidman, LLP.

---

* Filed herewith.

(b) Reports on Form 8-K.

On September 11 and September 25, 2001, the Company filed reports on Form 8-K announcing its change of auditors. On December 6, 2001, the Company filed a report on Form 8-K announcing its intent to pursue a sale of its business and to do so as part of a plan of liquidation.

Fab Industries, Inc.
and Subsidiaries

Consolidated Financial Statements
Form 10-K Item 8

Fiscal Years Ended December 1, 2001, December 2, 2000 and November 27, 1999

FAB INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FORM 10-K ITEM 8

FISCAL YEARS ENDED DECEMBER 1, 2001, DECEMBER 2, 2000, AND NOVEMBER 27, 1999

FAB INDUSTRIES, INC. AND SUBSIDIARIES

CONTENTS

Report Of Independent Certified Public Accountants

The Board of Directors and Stockholders
Fab Industries, Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of Fab Industries, Inc. and subsidiaries as of December 1, 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the fiscal year then ended. Our audit also included the 2001 schedule listed in the index on page S-2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 16 to the consolidated financial statements, on March 1, 2002, the Company's Board of Directors adopted resolutions, which authorize, subject to shareholder approval, the sale of the business pursuant to a plan of liquidation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fab Industries, Inc. and subsidiaries at December 1, 2001, and the consolidated results of their operations and their cash flows for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the related 2001 schedule presents fairly, in all material respects, the information set forth therein.

/s/BDO Seidman, LLP
New York, New York
February 15, 2002, except for Note 16, as to which the date is March 1, 2002

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Fab Industries, Inc.

We have audited the accompanying consolidated balance sheet of Fab Industries, Inc. and subsidiaries as of December 2, 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 2, 2000. Our audit also included the 2000 and 1999 financial statement schedule listed in the index on page S-2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fab Industries, Inc. and subsidiaries at December 2, 2000 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 2, 2000, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related 2000 and 1999 financial statements schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material aspects the information set forth therein.

/s/Ernst & Young, LLP

Charlotte, North Carolina
February 16, 2001

Fab Industries, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 1, 2001	December 2, 2000
Assets		
Current:		
Cash and cash equivalents (Note 1)	$ 6,742,000	$ 14,695,000
Investment securities available-for-sale (Note 2)	82,021,000	62,264,000
Accounts receivable, net of allowance of $600,000 and $300,000 for doubtful accounts	10,668,000	17,073,000
Inventories (Note 3)	12,335,000	19,418,000
Other current assets	1,617,000	2,539,000
Total current assets	113,383,000	115,989,000
Property, plant and equipment – net (Note 4)	14,065,000	31,676,000
Deferred tax asset (Note 8)	826,000	-
Other assets (Note 7)	3,254,000	3,747,000
	$131,528,000	$151,412,000
Liabilities and Stockholders' Equity		
Current:		
Accounts payable	$ 3,661,000	$ 5,532,000
Corporate income and other taxes	1,787,000	2,911,000
Accrued payroll and related expenses	1,318,000	1,594,000
Dividends payable	521,000	528,000
Other current liabilities	816,000	760,000
Deferred income taxes (Note 8)	269,000	646,000
Total current liabilities	8,372,000	11,971,000
Obligations under capital leases, net of current maturities (Note 5)	311,000	362,000
Other noncurrent liabilities (Note 7)	2,342,000	2,872,000
Deferred income taxes (Note 8)	-	5,352,000
Total liabilities	11,025,000	20,557,000
Commitments and contingencies (Notes 7 and 9)		
Stockholders' equity (Notes 2, 6, 7, and 9):		
Preferred stock, $1 par value – shares authorized 2,000,000; none issued	-	-
Common stock, $.20 par value – shares authorized 15,000,000; issued 6,591,944 and 6,591,944	1,319,000	1,319,000
Additional paid-in capital	6,967,000	6,967,000
Retained earnings	151,224,000	161,947,000
Loan to employee stock ownership plan	(3,957,000)	(4,747,000)
Accumulated other comprehensive gain (loss)	334,000	(297,000)
Cost of common stock held in treasury – 1,383,574 and 1,310,458 shares	(35,384,000)	(34,334,000)
Total stockholders' equity	120,503,000	130,855,000
	$131,528,000	$151,412,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Fab Industries, Inc. and Subsidiaries

Consolidated Statements of Income

Fiscal year ended

	December 1, 2001	December 2, 2000 (1)	November 27, 1999
Net sales (Note 14)	$80,036,000	$118,185,000	$128,889,000
Cost of goods sold	78,518,000	106,756,000	118,773,000
Gross profit	1,518,000	11,429,000	10,116,000
Selling, general and administrative expenses	9,748,000	12,465,000	15,391,000
Asset impairment and restructuring charges (Note 12)	14,530,000	-	-
Operating loss	(22,760,000)	(1,036,000)	(5,275,000)
Other income (expenses):			
Interest and dividend income (Note 11)	4,289,000	4,000,000	2,951,000
Interest expense	(42,000)	(86,000)	(101,000)
Net gain on investment securities (Note 2)	3,025,000	1,300,000	2,087,000
Total other income	7,272,000	5,214,000	4,937,000
Income (loss) before taxes on income	(15,488,000)	4,178,000	(338,000)
Income tax expense (benefit) (Note 8)	(6,865,000)	1,145,000	(855,000)
Net income (loss)	$ (8,623,000)	$ 3,033,000	$ 517,000
Earnings (loss) per share (Note 13):			
Basic	$ (1.64)	$ .57	$ .10
Diluted	$ (1.64)	$ .57	$ .10
Cash dividends declared per share	$ .40	$ .475	$ .70

See accompanying summary of accounting policies and notes to consolidated financial statements.

(1) 53 Weeks

Fab Industries, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

Fiscal years ended December 1, 2001, December 2, 2000 and November 27, 1999

	Total	Common stock Number of shares	Common stock Amount	Additional paid-in capital	Retained earnings	Loan to employee stock ownership plan	Accumulated Other Comprehensive Income (loss)	Unearned restricted stock compensation	Treasury stock Number of shares	Treasury stock Cost
Balance, November 28, 1998	$137,527,000	6,588,444	$1,318,000	$6,903,000	$164,714,000	$(6,327,000)	$550,000	$(1,000)	(1,005,081)	$(29,630,000)
Net income – fiscal 1999	517,000	-	-	-	517,000	-	-	-	-	-
Change in net unrealized holding loss on investment securities available-for- sale, net of taxes	(961,000)	-	-	-	-	-	(961,000)	-	-	-
Total comprehensive loss	(444,000)									
Cash dividends	(3,786,000)	-	-	-	(3,786,000)	-	-	-	-	-
Exercise of stock options	54,000	3,500	1,000	53,000	-	-	-	-	-	-
Purchase of treasury stock	(3,365,000)	-	-	-	-	-	-	-	(183,308)	(3,365,000)
Compensation under restricted stock plan (Note 6)	12,000	-	-	11,000	-	-	-	1,000	-	-
Payment of loan from ESOP (Note 7)	790,000	-	-	-	-	790,000	-	-	-	-
Balance, November 27, 1999	130,788,000	6,591,944	1,319,000	6,967,000	161,445,000	(5,537,000)	(411,000)	-	(1,188,389)	(32,995,000)
Net income – fiscal 2000	3,033,000	-	-	-	3,033,000	-	-	-	-	-
Change in net unrealized holding gain on investment securities available-for- sale, net of taxes	114,000	-	-	-	-	-	114,000	-	-	-
Total comprehensive income	3,147,000									
Cash dividends	(2,531,000)	-	-	-	(2,531,000)	-	-	-	-	-
Purchase of treasury stock	(1,339,000)	-	-	-	-	-	-	-	(122,069)	(1,339,000)
Payment of loan from ESOP (Note 7)	790,000	-	-	-	-	790,000	-	-	-	-
Balance, December 2, 2000	130,855,000	6,591,944	1,319,000	6,967,000	161,947,000	(4,747,000)	(297,000)	-	(1,310,458)	(34,334,000)
Net loss – fiscal 2001	(8,623,000)	-	-	-	(8,623,000)	-	-	-	-	-
Change in net unrealized holding gain on investment securities available-for- sale, net of taxes	631,000	-	-	-	-	-	631,000	-	-	-
Total comprehensive loss	(7,992,000)									
Cash dividends	(2,100,000)	-	-	-	(2,100,000)	-	-	-	-	-
Purchase of treasury stock	(1,050,000)	-	-	-	-	-	-	-	(73,116)	(1,050,000)
Payment of loan from ESOP (Note 7)	790,000	-	-	-	-	790,000	-	-	-	-
Balance, December 1, 2001	$120,503,000	6,591,944	$1,319,000	$6,967,000	$151,224,000	$(3,957,000)	$334,000	-	(1,383,574)	$(35,384,000)

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Note 10)

Fiscal year ended	December 1, 2001	December 2, 2000	November 27, 1999
Cash flows from operating activities:			
Net income (loss)	$ (8,623,000)	$ 3,033,000	$ 517,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for doubtful accounts	400,000	850,000	750,000
Depreciation	4,609,000	5,864,000	6,204,000
Deferred income taxes	(6,555,000)	335,000	(15,000)
Non-cash asset impairment and restructuring charges	13,241,000	-	-
Compensation under restricted stock plan	-	-	12,000
Net gain on investment securities	(3,025,000)	(1,300,000	(2,087,000)
Gain on disposition of assets	(261,000)	(106,000	-
Decrease (increase) in:			
Accounts receivable	6,005,000	3,494,000	5,812,000
Inventories	7,083,000	4,584,000	8,211,000
Other current assets	922,000	(324,000	(488,000)
Other assets	(333,000)	558,000	(153,000)
Increase (decrease) in:			
Accounts payable	(1,871,000)	(1,659,000	(1,919,000)
Accruals and other liabilities	(1,518,000)	833,000	1,120,000
Net cash provided by operating activities	10,074,000	16,162,000	17,964,000
Cash flows from investing activities:			
Purchases of property, plant and equipment	(703,000)	(1,403,000	(2,592,000)
Proceeds from sale of property and equipment	725,000	379,000	-
Proceeds from sales of investment securities	-	2,816,000	226,000
Acquisition of investment securities	(15,681,000)	(5,839,000	(9,260,000)
Net cash used in investing activities	(15,659,000)	(4,047,000	(11,626,000)
Cash flows from financing activities:			
Purchase of treasury stock	(1,050,000)	(1,339,000	(3,365,000)
Principal repayment on loan to employee stock ownership plan	790,000	790,000	790,000
Dividends	(2,108,000)	(2,949,000	(3,817,000)
Exercise of stock options	-	-	54,000
Net cash used in financing activities	(2,368,000)	(3,498,000	(6,338,000)
Increase (decrease) in cash and cash equivalents	(7,953,000)	8,617,000	-
Cash and cash equivalents, beginning of year	14,695,000	6,078,000	6,078,000
Cash and cash equivalents, end of year	$ 6,742,000	$ 14,695,000	$ 6,078,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Business

Fab Industries, Inc. (the "Company") is a major manufacturer of knitted apparel fabrics, including laces and finished home products, as well as laminated fabrics. The Company's sales in fiscal 2001, 2000 and 1999 were primarily made to United States customers.

Principles of Consolidation

The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany transactions and balances have been eliminated.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to November 30. Fiscal 2001 and 1999 had fifty-two weeks and fiscal 2000 had fifty-three weeks.

Risks And Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment securities, and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. By policy, the Company limits the amount of credit exposure to any one financial institution and receives confirmation indicating that, with respect to investment securities, each custodian (with the exception of one custodian, which held equity securities during fiscal 2001 and had no such equity securities at December 1, 2001 but will continue to invest in such equities in the future) maintains appropriate insurance coverage to protect the Company's investment portfolio. Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of manufacturers, wholesalers and retailers to whom the Company sells (see Note 14). The Company reviews a customer's credit history before extending credit. The Company further reduces its credit risk by factoring, without recourse, a variable amount of trade receivables. As of December 1, 2001 and December 2, 2000, 18% and 23%, respectively, of the accounts receivable outstanding were due from factors. The Company has established an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Investments

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 addresses accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Investments in such securities are to be classified as either held-to-maturity, trading, or available-for-sale. The Company classifies all of its investments as available-for-sale. The investments are recorded at their fair value and the unrealized gain or loss, net of income taxes, is recorded in stockholders' equity.

Gains and losses on sales of investment securities are computed using the specific identification method.

Inventories

Inventories are valued at the lower of cost or market. For a portion of the inventories, cost is determined by the last-in, first-out (LIFO) method with the balance being determined by the first-in, first-out (FIFO) method.

Derivative Financial Instruments Held or Issued

The Company is party to equity option contracts as part of its investing activities. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price. In return for this right, the purchaser pays a premium to the seller of the option. By selling or writing options, the Company receives a premium and becomes obligated during the term of the option to purchase or sell a financial instrument at a predetermined exercise price if the option is exercised, and assumes the risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

During fiscal 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In accordance with SFAS 133, the Company's policy is to recognize all derivatives instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value are recognized in the income statement in the period in which they occur. Derivatives are not used for trading purposes. Derivatives are used to hedge against fluctuations in the market value of equity securities. The adoption of SFAS 133 did not result in a material impact on the Company's consolidated financial statements.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using principally the straight-line method. The range of estimated useful lives is 15 to 33 years for buildings and building improvements, 4 to 10 years for machinery and equipment, 10 years for leasehold improvements and 5 years for trucks and automobiles.

Long-Lived Assets

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. During fiscal 2001, the Company recorded asset impairment and restructuring charges. See Note 12 of the notes to the financial statements.

Research and Development Costs

Research and development costs are charged to expenses in the year incurred and amounted to $1,999,000, $3,206,000, and $3,478,000 in fiscal 2001, 2000 and 1999, respectively.

Stock-Based Compensation

In fiscal 1997, the Company became subject to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which allows either the intrinsic or fair value method. SFAS No. 123 encourages, but does not require, entities to adopt the fair value method in place of the intrinsic value method as provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. When the Company adopted SFAS No. 123, it elected to retain the intrinsic value method. The required fair value disclosures are included in the notes to the consolidated financial statements.

Taxes On Income

The Company follows the liability method of accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes.

Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the fiscal year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding during the fiscal year. The Company's dilutive potential common shares outstanding during fiscal 2001, 2000 and 1999 resulted entirely from dilutive stock options. For fiscal 2001 and 2000, potentially dilutive securities that related to shares issuable upon the exercise of stock options granted by the Company were excluded, as their effect was antidilutive. See Note 13 of notes to the financial statements.

Revenue Recognition

The Company recognizes its revenues upon shipment of the related goods. Allowances for estimated returns are provided when sales are recorded.

New Accounting Standards

In July 2001, the Financial Accounting Standard Board (FASB) issued FASB Statements Nos. 141 and 142 (FAS 141 and FAS 142), "Business Combinations" and "Goodwill and Other Intangible Assets." FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. FAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. FAS 141 and FAS 142 are effective for all business combinations completed after June 30, 2001. Companies are required to adopt FAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt FAS 142 on December 2, 2002, the beginning of fiscal 2003. The Company does not believe the adoption of FAS 142 will impact its results of operations or financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30 for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of December 2, 2002, the beginning of fiscal 2003, and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

1. Cash and Cash Equivalents

Cash and cash equivalents at December 1, 2001 and December 2, 2000 consisted of the following (in thousands):

	2001	2000
Cash	$155	$2,064
Taxable and tax-free short-term debt instruments	6,587	12,631
	$6,742	$14,695

2. Investment Securities

Investment securities available-for-sale at December 1, 2001 and December 2, 2000 consisted of the following (in thousands):

	Cost	Gross unrealized holding gain	Gross unrealized holding loss	Fair value
2001:				
Equities	$ 798	$ -	$ (15)	$783
U.S. Treasury obligations	47,240	316	(16)	47,540
Corporate bonds	32,288	721	(450)	32,559
Money market	1,139	-	-	1,139
	$81,465	$ 1,037	$(481)	$82,021
2000:				
Equities	$ 849	$ -	$ (68)	$781
U.S. Treasury obligations	14,172	93	-	14,265
Tax-exempt obligations	6,015	8	(74)	5,949
Corporate bonds	35,225	95	(548)	34,772
Money market	6,497	-	-	6,497
	$62,758	$ 196	$(690)	$62,264

The carrying values and approximate fair values of investments in debt securities available-for-sale, at December 1, 2001 and December 2, 2000, by contractual maturity are as shown below:

	December 1, 2001		December 2, 2000	
	Cost	Fair value	Cost	Fair value
Maturing in one year or less	$ 29,983	$ 30,005	$ 19,071	$ 19,161
Maturing after one year through five years	35,321	35,781	32,861	32,486
Maturing after five years through ten years	8,130	8,161	3,480	3,339
Ten years and over	6,094	6,152	-	-
	$79,528	$80,099	$55,412	$54,986

Gross and net realized gains and losses on sales of investment securities were:

	2001	2000	1999
Gross realized gains	$ 6,619	$ 4,214	$ 3,865
Gross realized losses	(3,594)	(2,914)	(1,778)
Net realized gain	$ 3,025	$ 1,300	$ 2,087

Other comprehensive income (loss) for fiscal 2001, 2000, and 1999 consisted of the following (in thousands):

	2001	2000	1999
Unrealized holding gains arising during the year, net of tax	$2,446	$894	$291
Reclassification adjustment, net of tax	(1,815)	(780)	(1,252)
Other comprehensive income (loss) net of tax	$ 631	$114	$(961)

During Fiscal 2001, the Company invested a portion of their securities in equity consisting of a portfolio of Standard and Poor's 100 ("S&P 100") common stocks, the fair value of which varies consistently with changes in the S&P 100 index. To hedge against fluctuations in the market value of the portfolio, the Company has purchased short-term S&P 100 index put options and sold short-term S&P 100 call options. At December 1, 2001 and December 2, 2000, the Company had no such investments, but will continue to invest in such equities in the future.

Realized gains or (losses) on purchased short-term S&P 100 index put options and sold short-term S&P 100 call options during fiscal 2001, 2000, and 1999 were approximately $925,000, $2,217,000, and $(350,000), respectively.

3. Inventories

Inventories at December 1, 2001 and December 2, 2000 consisted of the following (in thousands, except for percentages):

	2001	2000
Raw materials	$ 3,036	$ 5,019
Work-in-process	4,083	7,142
Finished goods	5,216	7,257
	$12,335	$19,418
Approximate percentage of inventories valued under LIFO method	56%	52%
Excess of FIFO valuation over LIFO valuation	$ 1,710	$ 3,228

In fiscal 2001 and 2000, the liquidation of certain LIFO layers increased cost of goods sold by $1,909,000 and $465,000, respectively. The inventories in these LIFO layers were acquired at higher costs than current costs. The impact of inventory liquidations in fiscal 1999 was not significant.

4. Property, Plant and Equipment

Property, plant and equipment at December 1, 2001 and December 2, 2000 consisted of the following (in thousands):

	2001	2000
Owned by the Company:		
Land and improvements	$ 682	$ 698
Buildings and improvements	11,304	13,582
Machinery and equipment	74,275	112,358
Trucks and automobiles	1,742	1,742
Office equipment	681	681
Leasehold improvements	929	923
Assets held for sale	1,482	-
	91,095	129,984
Property under capital leases:		
Land	-	18
Buildings and improvements	-	1,432
	91,095	131,434
Less: Accumulated depreciation and amortization	77,030	99,758
	$ 14,065	$ 31,676

5. Obligations Under Capital Leases

Obligations under capital leases at December 1, 2001 and December 2, 2000 consisted of the following (in thousands):

	2001	2000
Obligations under capital leases through 2006 payable in monthly installments of $11 including interest at 10% per annum	$339	$390
Less: Current maturities (included with other current liabilities)	28	28
	$311	$362

Aggregate installments on obligations under capital leases maturing after one year are as follows:

Fiscal year ending (in thousands)	
2003	$ 62
2004	68
2005	75
2006	106
	$311

6. Stock Compensation Plans

Stock Option Plan

Under the Company's 1987 stock option plan, which terminated in May 1997, the Company was able to grant to key employees either nonqualified or incentive stock options to purchase up to a maximum of 650,000 shares of common stock at the fair market value at the date of the grant.

In May 2001 and May 1997, the Board of Directors adopted and the shareholders approved two new stock option plans providing for the grant of up to 200,000 shares and 175,000 shares of common stock respectively at any time over the next ten years. In general, the terms of the 2001 and 1997 plans are similar to the Company's previous stock option plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation costs based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below.

Since pro forma compensation expense from stock options is recognized over the future years' vesting period, and additional awards generally are made from time to time, pro forma amounts for 2001 may not be representative of future years' amounts.

(Dollars in thousands, except per share data)	2001	2000	1999
Pro forma net income (loss)	($8,652)	$3,008	$305
Pro forma earnings (loss) per share – diluted	($1.65)	$0.56	$0.06

The weighted average fair value of options granted was $3.67, $2.45, and $1.73 per share in fiscal 2001, 2000, and 1999, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for fiscal 2001, 2000, and 1999 grants:

Dividends	$.40 to $.70 per share
Volatility	21.4% to 29.2%
Risk-free interest	4.54% to 5.00%
Expected term	1 to 10 years

Data regarding the Company's stock option plan follows:

	Shares	Weighted average exercise price per share
Shares under option, November 28, 1998	172,650	22.26
Options granted	113,700	13.00
Options exercised	(3,500)	15.44
Options canceled	(13,100)	(27.44)
Shares under option, November 27, 1999	269,750	18.19
Options granted	54,000	11.06
Options exercised	-	-
Options canceled	(161,050)	(21.58)
Shares under option, December 2, 2000	162,700	12.47
Options granted	8,000	12.75
Options exercised	-	-
Options canceled	(27,500)	(12.25)
Shares under option, December 1, 2001	143,200	12.53

Options exercisable at:		
November 27, 1999	130,130	20.80
December 02, 2000	24,140	13.75
December 01, 2001	47,280	12.72

The following summarizes information about shares under option in the respective exercise price ranges at December 1, 2001:

Range of exercise price per share	Number outstanding	Weighted average remaining life	Weighted average exercise price per share	Number exercisable	Weighted average exercise price per share
$13.00	101,200	7.89	$13.00	40,480	$13.00
11.06	34,000	8.90	11.06	6,800	11.06
12.75	8,000	9.50	12.75	-	12.75
	143,200			47,280	

The shares authorized but not granted under the Company's stock option plans were 231,800 at December 1, 2001 and 15,300 at December 2, 2000. Common stock reserved for options totaled 143,200 shares at December 1, 2001 and 162,700 shares at December 2, 2000.

Restricted Stock Plan

The Company has a restricted stock plan which awards shares of common stock previously held in its treasury to key employees. Shares are awarded in the name of the employee, who has all rights of a shareholder, subject to certain restrictions or forfeiture. Vesting occurs over a five-year period from the date the shares were awarded. Dividends associated with the shares are held by the Company and vest over the same five-year period. The compensation element related to such shares is recognized ratably over the five-year restriction period. Compensation expense related to the above restricted shares for fiscal 2001, 2000 and 1999 was $0, $0 and $1,000, respectively. No restricted stock was awarded in Fiscal 2001, 2000, or 1999.

7. Benefit Plans

Profit Sharing Plans

A qualified plan, which covers the majority of salaried employees, provides for discretionary contributions up to a maximum of 15% of eligible salaries. The distribution of the contribution to the Plan's participants is based upon their annual base compensation. Contributions for fiscal 2001, 2000 and 1999 were $181,000, $241,000 and $195,000, respectively.

The Company also has a nonqualified, defined contribution retirement plan for key employees who are ineligible for the salaried employees' qualified profit sharing plan. Contributions for fiscal 2001, 2000 and 1999 were $52,000, $57,000 and $38,000, respectively. Benefits payable under this plan amounting to $2,107,000 and $2,397,000 at December 1, 2001 and December 2, 2000, respectively, are included in other noncurrent liabilities. These liabilities are fully funded by plan assets of equal amounts, which are included in other assets.

Pension Plan

The Company maintains a non-contributory defined benefit pension plan (Fab Industries, Inc. Hourly Employees' Retirement Plan) which covers substantially all hourly employees. The Plan provides benefits based on the participants' years of service.

The following tables provide a reconciliation of the changes in the Plan's benefit obligations and fair value of assets and a statement of the funded status of the Plan for fiscal 2001 and 2000:

	2001	2000
Reconciliation of the benefit obligation		
Obligation at beginning of year	$3,588,000	$2,990,000
Service cost	246,000	239,000
Interest cost	284,000	250,000
Curtailment	55,000	-
Actuarial loss	721,000	361,000
Benefit payments	(1,381,000)	(252,000)
Obligation at end of year	$3,513,000	$3,588,000

	2001	2000
Reconciliation of fair value of plan assets		
Fair value of plan assets at beginning of year	$5,522,000	$4,727,000
Actual return on plan assets (net of expenses)	(286,000)	1,047,000
Benefit payments	(1,381,000)	(252,000)
Fair value of plan assets at end of year	$3,855,000	$5,522,000

	2001	2000
Funded status		
Funded status	$342,000	$1,934,000
Unrecognized prior service cost	372,000	685,000
Unrecognized gain	(797,000)	(2,756,000)
Net amount recognized	$ (83,000)	$ (137,000)

The following table provides the amounts recognized in the consolidated balance sheets as of December 1, 2001 and December 2, 2000:

	2001	2000
Prepaid benefit cost	$ -	$ -
Accrued benefit liability	(83,000)	(137,000)
Net amount recognized	$ (83,000)	$ (137,000)

The following table provides the components of the net periodic (benefit) cost for the Plan for fiscal 2001 and 2000:

	2001	2000
Service cost	$ 246,000	$ 239,000
Interest cost on projected benefit obligation	284,000	250,000
Expected return on plan assets	(430,000)	(377,000)
Amortization of prior service cost	74,000	74,000
Amortization of net gain	(156,000)	(142,000)
Recognized gain due to curtailment and Settlement	(72,000)	-
Net periodic pension cost/(credit)	$(54,000)	$ 44,000

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligations and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the measurement of the Company's benefit obligations for fiscal 2001 and 2000 are shown in the following table:

	2001	2000
Discount rate	7.25%	7.50%
Expected return on plan assets	8.00%	8.00%

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan ("ESOP") which covers all full-time employees who have completed one year of service. In 1991, the ESOP purchased 340,000 shares of common stock from the Chairman of the Board of Directors and President of the Company for $34.875 per share, which represented 5.5% of the Company's then outstanding common stock. The ESOP was funded by the Company, pursuant to a loan pledge agreement for $11,857,000. The loan is payable by the ESOP to the Company from contributions to be made in fifteen equal annual principal installments plus interest at the prime rate. Employee rights to the common shares vest over a seven-year period and are payable at retirement, death, disability or termination of employment.

Annual principal installments of $790,000 plus interest at prime are paid by the ESOP to the Company. The balance on the ESOP indebtedness at December 1, 2001 of $3,957,000 is reflected as a reduction of the Company's stockholders' equity in the consolidated balance sheets.

The Company accounts for the ESOP shares in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 76-3. ESOP contributions are recorded for financial reporting purposes as the ESOP shares become allocable to the plan participants. All ESOP shares are considered outstanding in the determination of earnings (loss) per share.

The portion of the common stock dividends declared relating to ESOP shares totaled $104,000, $161,000 and $213,000 for fiscal 2001, 2000 and 1999, respectively. Of these amounts, $65,000, $90,000 and $110,000 for fiscal 2001, 2000 and 1999, respectively, related to allocated shares and $39,000, $71,000 and $103,000 for fiscal 2001, 2000 and 1999, respectively, related to unallocated shares. The dividends related to the unallocated shares are being applied towards the $790,000 annual principal installments referred to above.

As of December 1, 2001 and December 2, 2000, ESOP shares information was as follows:

	2001	2000
Allocated	142,822	151,861
Committed to be released	18,889	21,841
In suspense	67,567	108,174
Total shares held by ESOP	229,278	281,876

The net charges to earnings for fiscal 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Contribution to ESOP	$1,048	$1,150	$1,108
Less: Interest income on loan to ESOP	296	547	535
Net charge to earnings	$ 752	$ 603	$ 573

The contribution to the ESOP is allocated between costs of goods sold and operating expenses; the interest income is included in interest and dividend income.

8. Income Taxes

Provisions (benefits) for Federal, state and local income taxes for fiscal 2001, 2000 and 1999 consisted of the following components (in thousands):

	2001	2000	1999
Current:			
Federal	$ (469)	$ 734	$ (769)
State and local	159	77	(71)
	(310)	811	(840)
Deferred:			
Federal and state	(6,555)	334	(15)
	$ (6,865)	$1,145	$(855)

The net deferred tax liability at December 1, 2001 and December 2, 2000 consisted of the following (in thousands):

	2001	2000
Long-term portion:		
Gross deferred tax liability (asset) for:		
Excess depreciation for tax purposes	$ 306	$6,340
Future tax deductions for employee benefit plans	(1,185)	(1,023)
Other	53	35
Net long-term liability (asset)	(826)	5,352
Current portion:		
Gross deferred tax liability (asset) for:		
Accounts receivable – Section 475 adjustment	218	677
Net unrealized holding gain (loss) on investment securities available-for-sale, included in stockholders' equity	222	(197)
ESOP contribution accrued for tax purposes	430	430
Other	(601)	(264)
Net current liability	269	646
Net deferred tax liability (asset)	$ (557)	$5,998

The provision (benefit) for income taxes differed from the amount computed by applying the statutory federal income tax rate of 34.0% for fiscal 2001, 2000 and 1999 to income (loss) before income taxes due to the following:

	2001	2000	1999
		(Tax effect in thousands)	
Federal tax expense (benefit) at statutory rate	$(5,266)	$1,421	$(115)
State and local income taxes, net of Federal benefit	105	51	(78)
Tax-free interest income and dividends received deduction	(147)	(338)	(662)
Change in estimates for tax contingency and other	(1,557)	11	-
Income tax expense (benefit)	$(6,865)	$1,145	$(855)

In the fourth quarter of fiscal 2001, the Company reversed approximately $1.5 million of certain tax reserves recorded in prior years, due to changes in estimates for tax contingency items.

9. Commitments and Contingencies

Stock Repurchase

The Company has an agreement with the Chairman of the Board of Directors and Chief Executive Officer which provides that, in the event of the Chairman's death, his estate has the option to sell, and the Company the obligation to purchase, certain stock owned by the Chairman. The amount of stock subject to purchase is equal to the lesser of $7 million or 10% of the book value of the Company at the end of the year immediately following his death, plus the $3 million proceeds from insurance on his life for which the Company is the beneficiary. The agreement extends automatically from year to year unless either party gives notice of cancellation at least six months prior to the then current expiration date. The current expiration date is March 2002.

Lease

The Company leases its New York City offices and showrooms until 2005, at average minimum annual rentals of $298,000 plus escalation and other costs.

Rental expense for operating leases in fiscal 2001, 2000 and 1999 aggregated $679,000, $901,000 and $894,000, respectively.

Future minimum annual payments over the remaining noncancellable term of the Company's New York City operating lease are as follows:

Fiscal year ending (in thousands)	
2002	316
2003	369
2004	375
2005	253
	$1,313

Litigation

During the fall of 1999, San Francisco Network ("SFN") commenced an action in the Superior Court of California, Marin County, against the Company and the Company's Salisbury Manufacturing Corporation ("Salisbury") subsidiary. The action relates to an agreement between SFN and Salisbury (whose performance the Company guaranteed), pursuant to which Salisbury was licensed to use the Karen Neuburger trademark for branded bedding products. The complaint alleges that Salisbury failed to perform its obligations under the agreement, and asserts claims for an unspecified amount of damages for breach of written contract, breach of the implied covenant of good faith and fair dealing, intentional misrepresentation, and negligent misrepresentation, as well as a claim against the Company on the guarantee. The Company removed this action to the United States District Court for the Northern District of California. Salisbury filed an answer and counterclaim on March 16, 2000 and an amended answer and counterclaim on August 28, 2000. Salisbury asserts claims against SFN for breach of contract, negligent and intentional misrepresentation, breach of the implied, covenant of good faith and fair dealing, unfair business practices, and violations of the California Franchise Investment Act, the California Franchise Relations Act, and New York Franchises Law. Currently, the Company is engaged in the final stages of the discovery stage of this action. The Company intends to vigorously defend this action and prosecute the Company's affirmative claims. Trial of this matter is currently set for March 18, 2002.

A number of other claims and lawsuits seeking unspecified damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, or results of operations.

10. Statement of Cash Flows

Cash outlays (net refunds) for corporate income taxes and interest for fiscal 2001, 2000 and 1999 were as follows (in thousands):

	Corporate income taxes	Interest
2001	$ 438	$ 42
2000	(53)	86
1999	(1,238)	101

Noncash Investing and Financing Activities

In fiscal 2001, 2000 and 1999, net unrealized holding gains (losses) of $1,051,000, $190,000 and $(1,601,000), respectively, less related income taxes of $420,000, $76,000 and $(640,000), on investment securities available-for-sale, were recorded as increases (decreases) in stockholders' equity.

11. Interest and Dividend Income

Interest and dividend income for the past three fiscal years were as follows (in thousands):

	Interest income	Dividend income	Total
2001	$4,123	$166	$4,289
2000	3,877	123	4,000
1999	2,664	287	2,951

12. Asset Impairment and Restructuring Charges

In the second quarter of fiscal 2001, the Company implemented a restructuring plan to consolidate several manufacturing facilities. As a result the Company's fiscal year ended December 1, 2001 financial results include a charge for impairment of fixed assets held for sale of $5,958,000 for the writedown of fixed assets held for disposal to their fair value less costs to dispose. The consolidation of manufacturing facilities is an effort to restore the operations to an acceptable level of profitability by eliminating over-capacities at the manufacturing level in response to the continued weakness in the economy and market conditions that have adversely affected the domestic textile industry.

The fixed assets held for disposal are comprised of buildings, machinery and equipment from the knitting, dyeing and finishing activities of the business. Management believes that such assets will be sold within six to twelve months; however, the sale of used textile machinery is subject to worldwide economic conditions which can affect the sale of such machinery.

During the fiscal year ended December 1, 2001, the Company has expended approximately $1,300,000 to remove and transfer machinery and equipment to the Company's Mohican Mills facility as part of the consolidation of the Company's manufacturing facilities.

On December 5, 2001, the Company announced the intent to pursue a sale of the business and to do so as part of a plan of liquidation. As a result, in accordance with FAS 121, the Company reviewed long-lived assets to be held and used for impairment and, in the fourth quarter of 2001, recorded an impairment charge of approximately $7,272,000 relating to fixed assets (see Note 16).

13. Earnings (Loss) Per Share

Basic and diluted earnings (loss) per share for the fiscal years ended December 1, 2001, December 2, 2000 and November 27, 1999 are calculated as follows:

	Net Income (Loss)	Weighed Average Shares	Per Share Amount
Fiscal year ended December 1, 2001:			
Basic loss per share	$(8,623,000)	5,258,353	$(1.64)
Effect of assumed exercise of employee stock options	-	-	
Diluted loss per share	$(8,623,000)	5,258,353	$(1.64)
Fiscal year ended December 2, 2000:			
Basic earnings per share	$3,033,000	5,336,958	$.57
Effect of assumed exercise of employee stock options	-	-	
Diluted earnings per share	$3,033,000	5,336,958	$.57
Fiscal year ended November 27, 1999:			
Basic earnings per share	$517,000	5,414,687	$.10
Effect of assumed exercise of employee stock options	-	4,443	
Diluted earnings per share	$517,000	5,419,130	$.10

Options to purchase 143,200, 162,700 and 182,000 shares of common stock were outstanding during fiscal 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share, as their effect would be anti-dilutive.

14. Segment Information

The Company adopted SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information" in fiscal 1999. SFAS No. 131 requires companies to report information on segments using the way management organizes segments within the company for making operating decisions and assessing financial performance.

The Company's chief operating decision-maker is considered to be the Chief Executive Officer (CEO). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The Company has identified three reportable segments based upon the primary markets it serves: Apparel Fabrics, Home Fashions, Industrial Fabrics and Accessories.

Apparel Fabrics: The Company is a major manufacturer of warp and circular knit fabrics and raschel laces. The Company's textile fabrics are sold to a wide variety of manufacturers of ready-to-wear and intimate apparel for men, women, and children, including dresses and sportswear, children's sleepwear, activewear, swimwear, and recreational apparel.

Home Fashions and Accessories: While sales primarily to manufacturers of home furnishings, we also use our own textile fabrics internally to produce flannel and satin sheets, blanket products, comforters, and other bedding products which we sell to specialty stores, catalogue and mail order companies, airlines and cruise lines, and health care institutions.

Other: The Company produces a line of ultrasonically, hot melt adhesive, flame and adhesive bonded products for apparel, environmental, health care, industrial and consumer markets. The Company's textile fabrics are sold to manufacturers servicing the residential and contract markets. We also sell fabrics to vendors in the over the counter markets.

The accounting policy of the reportable segments are the same as those described in Summary of Accounting Policies (Business F-9). The Company neither allocates to the segments nor bases segment decisions on the following:

- Interest and dividend income
- Interest expense
- Net gain on investment securities
- Income tax expense or benefit

Many of the Company's assets are used by multiple segments. While certain assets such as Inventory and Property, Plant and Equipment are identifiable by segment, an allocation of the substantial remaining assets is not meaningful.

For the 52 weeks ending December 1, 2001, charges for the asset impairment and restructuring charges apply mainly to the apparel segment with a small portion to the other segment.

During all years presented, no single customer or group of affiliated customers accounted for more than 10% of the year's net sales.

The following are our segment revenues and income (loss) by reportable segments for the fiscal years 2001, 2000, and 1999.

2001	Apparel	Home Fashions, and Accessories	Other	Total
External sales	$60,884	$10,382	$8,770	$80,036
Intersegment sales	9,781	44	326	10,151
Operating income/(loss)	(22,346)	674	(1,088)	(22,760)
Depreciation expense	3,919	54	477	4,450
Segment assets	21,844	1,454	2,867	26,165
Capital expenditures	374	-	302	676

2000	Apparel	Home Fashions, and Accessories	Other	Total
External sales	$93,901	$14,269	$10,015	$118,185
Intersegment sales	12,324	51	342	12,717
Operating income/(loss)	(2,114)	1,117	(39)	(1,036)
Depreciation expense	5,171	55	463	5,689
Segment assets	44,671	1,579	4,375	50,625
Capital expenditures	922	4	318	1,244

1999	Apparel	Home Fashions, and Accessories	Other	Total
External sales	$102,883	$16,034	$9,972	$128,889
Intersegment sales	12,264	47	945	13,256
Operating income/(loss)	(6,196)	1,169	(248)	(5,275)
Depreciation expense	5,597	54	406	6,057
Segment assets	53,024	2,506	4,396	59,926
Capital expenditures	1,244	38	1,254	2,536

Revenues	2001	2000	1999
Total external sales for segments	$ 80,036	$ 118,185	$ 128,889
Intersegment sales for segments	10,151	12,717	13,256
Elimination of intersegment sales	(10,151)	(12,717)	(13,256)
Total consolidated sales	$ 80,036	$ 118,185	$ 128,889
Profit or Loss			
Total operating loss for segments	$ (22,760)	$ (1,036)	$ (5,275)
Total other income	7,272	5,214	4,937
Income (loss) before taxes on income	$ (15,488)	$ 4,178	$ (338)
Assets			
Total segments assets	$ 26,165	$ 50,625	$ 59,926
Assets not allocated to segments	105,363	100,787	92,252
Total consolidated assets	$ 131,528	$ 151,412	$ 152,178
Other Significant Items			
Depreciation expense	$ 4,450	$ 5,689	$ 6,057
Not allocated to segments	159	175	147
Consolidated total	$ 4,609	$ 5,864	$ 6,204
Capital expenditures	$ 676	$ 1,244	$ 2,536
Not allocated to segments	27	159	56
Consolidated total	$ 703	$ 1,403	$ 2,592

15. Quarterly Financial Data (unaudited)

Quarterly earnings were as follows (in thousands, except for earnings per share):

	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Fiscal 2001:					
Net sales	$20,005	$23,002	$19,901	$17,128	$80,036
Gross profit (loss)	(152)	857	659	154	1,518
Net loss	(1,042)	(4,393)	(1,320)	(1,868)	(8,623)
Loss per share:					
Basic	$ (0.20)	$ (0.83)	$ (0.25)	$ (.36)	$ (1.64)
Diluted	$ (0.20)	$ (0.83)	$ (0.25)	$ (.36)	$ (1.64)
Fiscal 2000:					
Net sales	$28,339	$29,541	$29,276	$31,029	$118,185
Gross profit	2,451	3,275	3,241	2,462	11,429
Net income	304	832	1,059	838	3,033
Earnings per share:					
Basic	$ 0.06	$ 0.16	$ 0.20	$ .16	$ 0.57
Diluted	$ 0.06	$ 0.16	$ 0.20	$ .16	$ 0.57

Net loss includes $5,958,000, $967,000 and $7,605,000 for second, third and fourth quarter 2001 respectively, and $14,530,000 for the 52 weeks ending December 1, 2001 for asset impairment and restructuring charges.

16. Subsequent Event

Recently, the Company's Board of Directors has determined that it is in the best interests of our stockholders to sell the Company's textile business as a going concern. In order to maximize stockholder value, the Board of Directors adopted resolutions dated March 1, 2002 which authorized, subject to stockholder approval, the sale of the Company's business pursuant to a Plan of Liquidation and Dissolution (the "Plan"). The Plan provides that if the requisite stockholder approval is received, the Company's officers and directors will continue to operate the Company's textile business in its current fashion, pursue a sale of the business as a going concern and, if the Company's Board of Directors deems it advisable, engage financial advisors to assist with the sale of the business. The Board of Directors will present the Plan for the approval by stockholders at the Company's annual meeting, which is expected to occur in April 2002. If the Plan is not approved by the Company's stockholders, the Company will continue to operate in the ordinary course while the Company's Board of Directors explores alternatives then available for the future of the Company.

FAB INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS SCHEDULES
FORM 10-K

FISCAL YEARS ENDED DECEMBER 1, 2001, DECEMBER 2, 2000, AND NOVEMBER 27, 1999

FAB INDUSTRIES, INC. AND SUBSIDIARIES

INDEX

Schedule II
Fab Industries, Inc. and Subsidiaries

Valuation and Qualifying Accounts (In thousands)

Col. A	Col. B	Col. C Additions		Col. D	Col. E
		(1)	(2)		
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of year
Fiscal year ended December 1, 2001: Allowance for doubtful Accounts	$ 300	$400(i)	$ -	$ (100)(ii)	$ 600
Fiscal year ended December 2, 2000: Allowance for doubtful Accounts	$1,500	$850(i)	$ -	$(2,050)(ii)	$ 300
Fiscal year ended November 30, 1999: Allowance for doubtful Accounts	$1,000	$750(i)	$ -	$ (250)(ii)	$1,500

(i) Current year's provision.
(ii) Accounts receivable written-off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Fab has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

FAB INDUSTRIES, INC.

By: /s/ Samson Bitensky
Samson Bitensky
Chairman of the Board and
Chief Executive Officer

Date: March 1, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Date	Capacity in Which Signed
/s/ Samson Bitensky Samson Bitensky	March 1, 2002	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ David A. Miller David A. Miller	March 1, 2002	Vice President - Finance, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Martin B. Bernstein Martin B. Bernstein	March 1, 2002	Director
/s/ Lawrence H. Bober Lawrence H. Bober	March 1, 2002	Director
/s/ Frank S. Greenberg Frank S. Greenberg	March 1, 2002	Director
/s/ Susan B. Lerner Susan B. Lerner	March 1, 2002	Director
/s/ Richard Marlin Richard Marlin	March 1, 2002	Director
/s/ Steven E. Myers Steven E. Myers	March 1, 2002	Director, President and Chief Operating Officer

Corporate Directory

Directors

Samson Bitensky
Chairman of the Board and
Chief Executive Officer

Martin B. Bernstein
President of Ponderosa
Fibres of America, Inc.

Lawrence H. Bober
Retired, Vice Chairman of the Board
First New York Bank for Business

Frank S. Greenberg
Former Chairman of
Burlington Industries, Inc.

Susan B. Lerner
Corporate Counsel

Richard Marlin
Attorney, Member of the Firm of
Kramer, Levin, Naftalis & Frankel, LLP

Steven E. Myers
President and Chief Operating Officer

Corporate Officers

Samson Bitensky
Chairman of the Board
Chief Executive Officer

Steven E. Myers
President and Chief Operating Officer

David A. Miller
Vice President, Treasurer
and Chief Financial Officer

Jerry E. Deese
Vice President - Controller of
Plant Operations

Sam Hiatt
Vice President - Sales

Mark J. Goldberg
Vice President

Bruce Chroback
Assistant Treasurer and Controller

Subsidiaries

Adirondack Knitting Mills, Inc.
Fab-Lace, Inc.
Fab International, Ltd.
Gem Urethane Corp.
Lamatronics Industries, Inc.
Mohican Mills, Inc.
Salisbury Manufacturing Corp.
Sandel International, Inc.
SMS Textiles, Inc.
Travis Knits, Inc.

Divisions

Circular Knit Division
Consumer Knit Division
Fab Print Division
Fab Warp Knit Division
Lace Designer Division
Lida Stretch Fabrics Division
Raval Lace Division
Singer Retail Division
Wiener Lace Division

Manufacturing Plants and Warehouses

Amsterdam, New York
Lincolnton, North Carolina
Salisbury, North Carolina

Executive and Sales Offices

200 Madison Avenue
New York, New York 10016
Phone (212) 592-2700
Fax (212) 689-6929
http://www.fab-industries.com

Corporate Counsel

Paul, Weiss, Rifkind,
Wharton & Garrison
1285 Avenue of the Americas
New York, New York 10019

Auditors

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017

Transfer Agent and Registrar

Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, N.J. 07660
Phone 800-851-9677
www.melloninvestor.com

Stockholder Information

The common stock of Fab Industries, Inc. is traded on the American Stock Exchange (ticker symbol - FIT).

Fab

FAB INDUSTRIES, INC.
200 Madison Avenue
New York, NY 10016